SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No._______)*



                                  Exogen, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0003020921
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 James R. Bochnowski, 3000 Sand Hill Road, Menlo Park, CA 94025, (650) 854-9650
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 20, 1997
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 15 Pages
                            Exhibit Index on Page 15

------------------------------------------------------                         -------------------------------------
CUSIP NO. 0003020921                                            13 D                    Page 2 of 15 Pages
------------------------------------------------------                         -------------------------------------

----------- --------------------------------------------------------------------------------------------------------

1           NAME OF REPORTING PERSON
            SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              Delphi Ventures II, L.P. ("DV II")
                              Tax ID Number:
----------- --------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a) [ ]           (b) [x]
----------- --------------------------------------------------------------------------------------------------------

3           SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------

4           SOURCE OF FUNDS*
                     WC of DMP II
----------- --------------------------------------------------------------------------------------------------------

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]

----------- --------------------------------------------------------------------------------------------------------

6           CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
----------- --------------------------------------------------------------------------------------------------------

            NUMBER OF               7        SOLE VOTING POWER
              SHARES                         443,439 shares, except that DMP II, the general partner of DV II, and
           BENEFICIALLY                      Bochnowski, Douglass, and Lothrop, the general partners of DMP II,
     OWNED BY EACH REPORTING                 may be deemed to have shared power to vote these shares.
              PERSON
               WITH
                                    -------- -----------------------------------------------------------------------

                                    8        SHARED VOTING POWER
                                             See response to row 5.
                                    -------- -----------------------------------------------------------------------

                                    9        SOLE DISPOSITIVE POWER
                                             443,439 shares, except that DMP II, the  general  partner of DV II, and
                                             Bochnowski,  Douglass, and Lothrop, the general partners of DMP II, may be deemed to have  shared  power to dispose of these shares.
                                    -------- -----------------------------------------------------------------------

                                    10       SHARED DISPOSITIVE POWER
                                             See response to row 7.
----------------------------------- -------- -----------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                     443,439
----------- --------------------------------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                                                     [ ]
----------- --------------------------------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                                                       3.76%
----------- --------------------------------------------------------------------------------------------------------

14          TYPE OR REPORTING PERSON*
                                                                                                          PN
----------- --------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------                         -------------------------------------
CUSIP NO. 0003020921                                            13 D                    Page 3 of 15 Pages
------------------------------------------------------                         -------------------------------------

----------- --------------------------------------------------------------------------------------------------------

1           NAME OF REPORTING PERSON
            SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              Delphi BioInvestments II, L.P. ("DBI II")
                              Tax ID Number:
----------- --------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a)  [ ]           (b) [X]
----------- --------------------------------------------------------------------------------------------------------

3           SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------

4           SOURCE OF FUNDS*
                     WC of DMP II
----------- --------------------------------------------------------------------------------------------------------

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]

----------- --------------------------------------------------------------------------------------------------------

6           CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
----------- --------------------------------------------------------------------------------------------------------

            NUMBER OF               7        SOLE VOTING POWER
              SHARES                         2,213 shares, except that DMP II, the general partner of DBI II, and
           BENEFICIALLY                      Bochnowski, Douglass,  and Lothrop,  the general partners of DMP II,
     OWNED BY EACH REPORTING                 may be deemed to have shared power to vote these shares.
              PERSON
               WITH
                                    -------- -----------------------------------------------------------------------

                                    8        SHARED VOTING POWER
                                             See response to row 5.
                                    -------- -----------------------------------------------------------------------

                                    9        SOLE DISPOSITIVE POWER
                                             2,213  shares,  except that DMP II, the general  partner of DBI II, and
                                             Bochnowski,  Douglass, and Lothrop, the general  members of DMP II, may be deemed to have  shared  power to dispose of these shares.
                                    -------- -----------------------------------------------------------------------

                                    10       SHARED DISPOSITIVE POWER
                                             See response to row 7.
----------------------------------- -------- -----------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                   2,213
----------- --------------------------------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                                                     [ ]
----------- --------------------------------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                                                   0.02%
----------- --------------------------------------------------------------------------------------------------------

14          TYPE OR REPORTING PERSON*
                                                                                                   PN
----------- --------------------------------------------------------------------------------------------------------

                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------                         -------------------------------------
CUSIP NO. 0003020921                                            13 D                    Page 4 of 15 Pages
------------------------------------------------------                         -------------------------------------

----------- --------------------------------------------------------------------------------------------------------

1           NAME OF REPORTING PERSON
            SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              Delphi Management Partners II, L.P. ("DMP II")
                              Tax ID Number:
----------- --------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a)  [ ]          (b) [X]
----------- --------------------------------------------------------------------------------------------------------

3           SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------

4           SOURCE OF FUNDS*
                     N/A
----------- --------------------------------------------------------------------------------------------------------

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]

----------- --------------------------------------------------------------------------------------------------------

6           CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
----------- --------------------------------------------------------------------------------------------------------

            NUMBER OF               7        SOLE VOTING POWER
              SHARES                         0 shares.
           BENEFICIALLY
     OWNED BY EACH REPORTING
              PERSON
               WITH
                                    -------- -----------------------------------------------------------------------

                                    8        SHARED VOTING POWER
                                             445,652 shares, of which 443,439 are directly owned by DV II and
                                             2,213 are directly owned by DBI II.  DMP II is the general partner of DV II and DBI II and may be  deemed to have shared  power to vote these shares.
                                    -------- -----------------------------------------------------------------------

                                    9        SOLE DISPOSITIVE POWER

                                             0 shares.
                                    -------- -----------------------------------------------------------------------

                                    10       SHARED DISPOSITIVE POWER
                                             445,652 shares, of which 443,439 are directly owned by DV II and
                                             2,213 are directly owned by DBI II.  DMP II is the general partner of
                                             DV II and DBI II and may be  deemed to have shared  power to dispose of these shares.
----------------------------------- -------- -----------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                     445,652
----------- --------------------------------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                                                     [ ]

----------- --------------------------------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                                                       3.78%
----------- --------------------------------------------------------------------------------------------------------

14          TYPE OR REPORTING PERSON*
                                                                                                          PN
----------- --------------------------------------------------------------------------------------------------------

                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------                         -------------------------------------
CUSIP NO. 0003020921                                            13 D                    Page 5 of 15 Pages
------------------------------------------------------                         -------------------------------------
----------- --------------------------------------------------------------------------------------------------------

1           NAME OF REPORTING PERSON
            SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              Delphi Ventures III, L.P. ("DV III")
                              Tax ID Number:
----------- --------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a) [ ]             (b) [X]
----------- --------------------------------------------------------------------------------------------------------

3           SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------

4           SOURCE OF FUNDS*
                     WC of DMP III
----------- --------------------------------------------------------------------------------------------------------

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       [ ]

----------- --------------------------------------------------------------------------------------------------------

6           CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
----------- --------------------------------------------------------------------------------------------------------

            NUMBER OF               7        SOLE VOTING POWER
              SHARES                         693,398 shares, except that DMP III, the general partner of DV III,
           BENEFICIALLY                      and Bochnowski, Douglass, and Lothrop, the general members of
     OWNED BY EACH REPORTING                 DMP III, may be deemed to have shared power to vote these shares.
              PERSON
               WITH
                                    -------- -----------------------------------------------------------------------

                                    8        SHARED VOTING POWER
                                             See response to row 5.
                                    -------- -----------------------------------------------------------------------

                                    9        SOLE DISPOSITIVE POWER
                                             693,398  shares,  except  that  DMP , the general partner of DV III, and Bochnowski, Douglass, and Lothrop, the general members of
                                             DMP  III,  may be  deemed  to  have shared  power to  dispose  of these shares.
                                    -------- -----------------------------------------------------------------------

                                    10       SHARED DISPOSITIVE POWER
                                             See response to row 7.
----------------------------------- -------- -----------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                     693,398
----------- --------------------------------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                                                     [ ]
----------- --------------------------------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                                                       5.88%
----------- --------------------------------------------------------------------------------------------------------

14          TYPE OR REPORTING PERSON*
                                                                                                          PN
----------- --------------------------------------------------------------------------------------------------------

                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------                         -------------------------------------
CUSIP NO. 0003020921                                            13 D                    Page 6 of 15 Pages
------------------------------------------------------                         -------------------------------------

----------- --------------------------------------------------------------------------------------------------------

1           NAME OF REPORTING PERSON
            SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              Delphi Investments III, L.P. ("DI III")
                              Tax ID Number:
----------- --------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a) [ ]      (b) [X]
----------- --------------------------------------------------------------------------------------------------------

3           SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------

4           SOURCE OF FUNDS*
                     WC of DMP III
----------- --------------------------------------------------------------------------------------------------------

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

----------- --------------------------------------------------------------------------------------------------------

6           CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
----------- --------------------------------------------------------------------------------------------------------

            NUMBER OF               7        SOLE VOTING POWER
              SHARES                         12,484 shares, except that DMP III, the general partner of DI III,
           BENEFICIALLY                      and Bochnowski, Douglass, and Lothrop, the general members of
     OWNED BY EACH REPORTING                 DMP III, may be deemed to have shared power to vote these shares.
              PERSON
               WITH
                                    -------- -----------------------------------------------------------------------

                                    8        SHARED VOTING POWER
                                             See response to row 5.
                                    -------- -----------------------------------------------------------------------

                                    9        SOLE DISPOSITIVE POWER
                                             12,484 shares, except that DMP III, general partner of DI III, and Bochnowski, Douglass, and Lothrop, the general members of
                                             DMP  III,  may be  deemed  to  have shared  power to  dispose  of these shares.
                                    -------- -----------------------------------------------------------------------

                                    10       SHARED DISPOSITIVE POWER
                                             See response to row 7.
----------------------------------- -------- -----------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                      12,484
----------- --------------------------------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                                                     [ ]
----------- --------------------------------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                                                       0.11%
----------- --------------------------------------------------------------------------------------------------------

14          TYPE OR REPORTING PERSON*
                                                                                                          PN
----------- --------------------------------------------------------------------------------------------------------

                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------                         -------------------------------------
CUSIP NO. 0003020921                                            13 D                    Page 7 of 15 Pages
------------------------------------------------------                         -------------------------------------

----------- --------------------------------------------------------------------------------------------------------

1           NAME OF REPORTING PERSON
            SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              Delphi Management Partners III, L.P. ("DMP III")
                              Tax ID Number:
----------- --------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a) [ ]         (b) [X]
----------- --------------------------------------------------------------------------------------------------------

3           SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------

4           SOURCE OF FUNDS*
                     N/A
----------- --------------------------------------------------------------------------------------------------------

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]

----------- --------------------------------------------------------------------------------------------------------

6           CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
----------- --------------------------------------------------------------------------------------------------------

            NUMBER OF               7        SOLE VOTING POWER
              SHARES                         0 shares
           BENEFICIALLY
     OWNED BY EACH REPORTING
              PERSON
               WITH
                                    -------- -----------------------------------------------------------------------

                                    8        SHARED VOTING POWER
                                             705,882 shares, of which 693,398 are directly owned by DV III and
                                             12,484 are directly owned by DI III.  DMP III is the general partner of DV III and DI III and may be deemed to have shared power to vote these shares.
                                    -------- -----------------------------------------------------------------------

                                    9        SOLE DISPOSITIVE POWER
                                             0 shares
                                    -------- -----------------------------------------------------------------------

                                    10       SHARED DISPOSITIVE POWER
                                             705,882 shares, of which 693,398 are directly owned by DV III and
                                             12,484 are directly owned by DI III.  DMP III is the general partner of DV III and DI III and may be deemed to have shared power to dispose of these shares.
----------------------------------- -------- -----------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                     705,882
----------- --------------------------------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                                                     [ ]
----------- --------------------------------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                                                       5.98%
----------- --------------------------------------------------------------------------------------------------------

14          TYPE OR REPORTING PERSON*
                                                                                                          PN
----------- --------------------------------------------------------------------------------------------------------

                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------                         -------------------------------------
CUSIP NO. 0003020921                                            13 D                    Page 8 of 15 Pages
------------------------------------------------------                         -------------------------------------

----------- --------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              James R. Bochnowski ("Bochnowski")
                              Tax ID Number:
----------- --------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a)   [ ]        (b) [X]
----------- --------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------

4           SOURCE OF FUNDS*
                     PF
----------- --------------------------------------------------------------------------------------------------------

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]

----------- --------------------------------------------------------------------------------------------------------

6           CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S. Citizen
----------- --------------------------------------------------------------------------------------------------------

            NUMBER OF               7        SOLE VOTING POWER
              SHARES                         33,045 shares.
           BENEFICIALLY
     OWNED BY EACH REPORTING
              PERSON
               WITH
                                    -------- -----------------------------------------------------------------------

                                    8        SHARED VOTING POWER
                                             1,151,534 shares, of which 1,136,837 are directly owned by DV II and
                                             DV III, and 14,697 are directly owned by DBI II and DI III.  DMP II is the general partner of DV II and DBI II, DMP III is the general partner of DV III and DI III, and Bochnowski, a general partner of
                                             DMP II and DMP III,  may be  deemed to have shared  power to vote these shares.
                                    -------- -----------------------------------------------------------------------

                                    9        SOLE DISPOSITIVE POWER
                                             33,045 shares.
                                    -------- -----------------------------------------------------------------------

                                    10       SHARED DISPOSITIVE POWER
                                             1,151,534 shares, of which 1,136,837 are directly owned by DV II and
                                             DV III, and 14,697 are directly owned by DBI II and DI III.  DMP II is the general partner of DV II and DBI II, DMP III is the general partner of DV III and DI III, and Bochnowski, a general partner of
                                             DMP II and DMP III,  may be  deemed to have shared  power to dispose of these shares.
----------------------------------- -------- -----------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                   1,184,579
----------- --------------------------------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                                                     [ ]
----------- --------------------------------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                                                      10.09%
----------- --------------------------------------------------------------------------------------------------------

14          TYPE OR REPORTING PERSON*
                                                                                                          IN
----------- --------------------------------------------------------------------------------------------------------

                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------                         -------------------------------------
CUSIP NO. 0003020921                                            13 D                    Page 9 of 15 Pages
------------------------------------------------------                         -------------------------------------
----------- --------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              David Douglass ("Douglass")
                              Tax ID Number:
----------- --------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a) [ ]          (b) [X]
----------- --------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
                     PF
----------- --------------------------------------------------------------------------------------------------------

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]

----------- --------------------------------------------------------------------------------------------------------

6           CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S. Citizen
----------- --------------------------------------------------------------------------------------------------------

            NUMBER OF               7        SOLE VOTING POWER
              SHARES                         12,974 shares.
           BENEFICIALLY
     OWNED BY EACH REPORTING
              PERSON
               WITH
                                    -------- -----------------------------------------------------------------------

                                    8        SHARED VOTING POWER
                                             1,151,534 shares, of which 1,136,837 are directly owned by DV II and
                                             DV III, and 14,697 are directly owned by DBI II and DI III.  DMP II is the general partner of DV II and DBI II, DMP III is the general partner of DV III and DI III, and Douglass, a general partner of
                                             DMP II and DMP III,  may be  deemed to have shared  power to vote these shares.
                                    -------- -----------------------------------------------------------------------

                                    9        SOLE DISPOSITIVE POWER
                                             20,274 shares.
                                    -------- -----------------------------------------------------------------------

                                    10       SHARED DISPOSITIVE POWER
                                             1,151,534 shares, of which 1,136,837 are directly owned by DV II and
                                             DV III, and 14,697 are directly owned by DBI II and DI III.  DMP II is the general partner of DV II and DBI II, DMP III is the general partner of DV III and DI III, and Douglass, a general partner of
                                             DMP II and DMP III,  may be  deemed to have shared  power to dispose of these shares.
----------------------------------- -------- -----------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                   1,164,508
----------- --------------------------------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                                                     [ ]
----------- --------------------------------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                                                       9.87%
----------- --------------------------------------------------------------------------------------------------------
14          TYPE OR REPORTING PERSON*
                                                                                                          IN
----------- --------------------------------------------------------------------------------------------------------

                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------                         -------------------------------------
CUSIP NO. 0003020921                                            13 D                    Page 10 of 15 Pages
------------------------------------------------------                         -------------------------------------

----------- --------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              Donald J. Lothrop ("Lothrop")
                              Tax ID Number:
----------- --------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a)  [ ]          (b) [X]
----------- --------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
                     PF
----------- --------------------------------------------------------------------------------------------------------

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]

----------- --------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S. Citizen

----------------------------------- -------- -----------------------------------------------------------------------

            NUMBER OF               7        SOLE VOTING POWER
              SHARES                         26,612 shares.
           BENEFICIALLY
     OWNED BY EACH REPORTING
              PERSON
               WITH
                                    -------- -----------------------------------------------------------------------

                                    8        SHARED VOTING POWER
                                             1,151,534 shares, of which 1,136,837 are directly owned by DV II and
                                             DV III, and 14,697 are directly owned by DBI II and DI III.  DMP II is the general partner of DV II and DBI II, DMP III is the general partner of DV III and DI III, and Lothrop, a general partner of
                                             DMP II and DMP III,  may be  deemed to have shared  power to vote these shares.
                                    -------- -----------------------------------------------------------------------

                                    9        SOLE DISPOSITIVE POWER
                                             26,612 shares.
                                    -------- -----------------------------------------------------------------------

                                    10       SHARED DISPOSITIVE POWER
                                             1,151,534 shares, of which 1,136,837 are directly owned by DV II and
                                             DV III, and 14,697 are directly owned by DBI II and DI III.  DMP II is the general partner of DV II and DBI II, DMP III is the general partner of DV III and DI III, and Lothrop, a general partner of
                                             DMP II and DMP III,  may be  deemed to have shared  power to dispose of these shares.
----------------------------------- -------- -----------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                   1,178,146
----------- --------------------------------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                                                     [ ]
----------- --------------------------------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                                                       9.98%
----------- --------------------------------------------------------------------------------------------------------

14          TYPE OR REPORTING PERSON*
                                                                                                          IN
----------- --------------------------------------------------------------------------------------------------------

                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  The event requiring the filing of this Statement on 13(D) was the acquisition on October 20, 1997, by DV III of 693,398 shares of issuer Common Stock and by DI III of 12,484 shares of issuer Common Stock. Prior to such acquisition, ownership of issuer Common Stock was reported annually on Schedule 13(G) pursuant to Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended.

ITEM 1.           SECURITY AND ISSUER

                  Common Stock

                  Exogen, Inc.
                  10 Constitution Avenue
                  P.O. Box 6860
                  Piscataway, New Jersey  08855

ITEM 2.           IDENTITY AND BACKGROUND

                  This Schedule 13D is filed on behalf of Delphi Ventures II, L.P. ("DV II"), Delphi BioInvestments II, L.P. ("DBI II"), Delphi Management Partners II, L.P. ("DMP II"), Delphi Ventures III, L.P. ("DV III"), Delphi Investments III, L.P. ("DI III"), Delphi Management Partners III, L.P. ("DMP III"), James R. Bochnowski, David Douglass, and Donald J. Lothrop (collectively, "the Reporting Persons").

                  The principal address for DV II, DBI II, DMP II, DV III, DI III, and DMP III is 3000 Sand Hill Road, Menlo Park, CA 94025.

                  Pursuant to General Instruction C for Schedule 13D, set forth below is certain information regarding each general partner of DMP II and DMP III.

                  The General Partners of DMP II and DMP III are James R. Bochnowski, David Douglass, and Donald J. Lothrop. Each is a U.S. citizen and each of their principal occupation is to serve as a general partner of DMP II and DMP III. The principal business address for Messrs. Bochnowski, Douglass, and Lothrop is 3000 Sand Hill Road, Menlo Park, CA 94025.

                  During the last five years, none of DV II, DBI II, DMP II, DV III, DI III, or DMP III nor any of the individuals listed in response to Instruction C, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The aggregate amount of funds used by DV III to purchase 693,398 shares of Common Stock was $2,946,941.50. The source of such funds was the working capital of DMP III and no part of the purchase price for the securities consisted of borrowed funds.

                  The aggregate amount of funds used by DI III to purchase 12,484 shares of Common Stock was $53,057. The source of such funds was the working capital of DMP III and no part of the purchase price for the securities consisted of borrowed funds.

ITEM 4.           PURPOSE OF TRANSACTION

                  General venture capital investment. The Reporting Persons intend to each review continuously its or his equity position in the issuer. Depending upon future evaluations of the business prospects of the issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, the Reporting Persons may each determine to increase or decrease its or his equity interest in the issuer by acquiring additional shares of Stock or by disposing of all or a portion of its holdings of Stock, but subject to any applicable legal and contractual restrictions on its ability to do so. Except as set forth herein, none of the Reporting Persons have any plans or proposals which would relate to or result in any of the matters described in Items 4(a)-(j).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) See cover pages, row 11 for each Reporting Person.

                  (b) See cover pages, rows 7-10 for each Reporting Person.

                  There have been no transactions by any Reporting Person in the last 60 days from the date of this Statement (or within 60 days of the event requiring the filing of Statement).Under certain circumstances set forth in the limited partnership agreement of DV II, DBI II, DMP II, DV III, DI III, and DMP III, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Lothrop is a director of the issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A:  Agreement of Joint Filing

                                   SIGNATURES



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1998



                              /s/  James  J.  Bochnowski
                              --------------------------------------------------
                              James J. Bochnowski, individually, and on behalf of DV II and DBI II, in his capacity as a general partner of DMP II, the general partner of DVII and DBI II, on behalf of DV III and DI III, in his capacity as a general partner of DMP III, the general partner of DV III and DI III, and on behalf of DMP II and DMP III in his capacity as a general partner of each thereof.


                              /s/ David L. Douglass
                              --------------------------------------------------
                              David L. Douglass


                              /s/ Donald J. Lothrop
                              --------------------------------------------------
                              Donald J. Lothrop

                                  EXHIBIT INDEX
                                  -------------



                                                                    Found on
                                                                  Sequentially
Exhibit                                                           Numbered Page
-------                                                           -------------

Exhibit A:  Agreement of Joint Filing                                Page 15

                                    EXHIBIT A
                                    ---------


                            Agreement of Joint Filing
                            -------------------------



                  The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Exogen, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date:  February 13, 1998




                              /s/  James  J.  Bochnowski
                              --------------------------------------------------
                              James J. Bochnowski, individually, and on behalf of DV II and DBI II, in his capacity as a general partner of DMP II, the general partner of DVII and DBI II, on behalf of DV III and DI III, in his capacity as a general partner of DMP III, the general partner of DV III and DI III, and on behalf of DMP II and DMP III in his capacity as a general partner of each thereof.



                              /s/ David L. Douglass
                              --------------------------------------------------
                              David L. Douglass



                              /s/ Donald J. Lothrop
                              --------------------------------------------------
                              Donald J. Lothrop